SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’MEETING HELD ON OCTOBER 9, 2014

1.             Date, time and venue: On October 9, 2014, at 10 a.m., at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2.             Call Notice: Call notice was published in the “Diário Oficial do Estado de São Paulo”, in the editions of 12, 13 and 16 of September 2014, on pages Nos. 9, 9 and 9, respectively, and in the newspaper “O Estado de São Paulo”, in the editions of 12, 13 and 16 of September 2014, on pages Nos. B13, B6 and B11, respectively.

3.             Attendance: Shareholders representing approximately 48.94% of the total and voting capital stock of the Company, as confirmed by the signatures in the Company’s Shareholders’ Attendance Book. The meeting was also attended by Messrs. Sandro Rogério da Silva Gamba and André Bergstein, Company’s executive officers; Mr. Peter Edward Cortes Marsden Wilson, member of the Fiscal Council of the Company; and Mr. Valdenez Silva, representative of JVS Assessoria Empresarial Ltda.

4.             Presiding Board: André Bergstein, shareholder elected amongst the present ones to be the chairman of this general meeting, as set forth on item 2 of section 8 of the Bylaws; and Renata de Carvalho Fidale, Secretary.

5.             Resolutions: The following resolutions were approved by the majority of the attending shareholders, with abstentions and dissensions being duly registered by the presiding board in each case:

5.1.       To register that the minutes of this Extraordinary General Meeting will be drawn-up in summary form and released with shareholders’ signatures omitted, pursuant to section 130, items 1 and 2, of Brazilian Law No. 6,404/76.

5.2.       To approve, after examination and discussion, the Protocol and Justification of the merger of Shertis Empreendimentos e Participações S.A. (“Shertis”) with and into the Company (“Merger”), executed by the management teams of the involved companies on September 11, 2014 (“Protocol and Justification”).

5.3.       To confirm the retention of JVS Assessoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.203.985/0001-00) (the “Specialized Firm”) to prepare a valuation report of Shertis’ net equity, based on its book value, for purposes of section 227 and pursuant to section 8 of Brazilian Law No. 6,404/76 (the “Valuation Report”).

5.4.       To approve, after examination and discussion, the Valuation Report, registering that the Specialized Firm’s attending representative was available to provide all clarifications required in connection with the referred Valuation Report.

5.5.       To approve the Merger, pursuant to the terms of the Protocol and Justification.

5.6.       To register that:

                    i.     The Merger will not result in an increase or decrease to the Company’s net equity or capital stock because the net equity of Shertis, a wholly-owned subsidiary of the Company, is already fully reflected in the Company’s net equity, due to the Company’s observance of the equity method of accounting.

                  ii.     Since 100% of the shares issued by Shertis are owned by the Company, there are no shareholders, minority or otherwise, in Shertis other than the Company. Therefore, with the liquidation of Shertis, as a result of the Merger, its shares will be extinguished, pursuant to item 1 of section 226 of Law 6,404/76 and the Company will not issue any new shares in replacement thereof. Therefore, exchange ratios and withdrawal rights are inapplicable to such Merger.

                iii.     The Company presented a request to the Brazilian Securities and Exchange Commission (“CVM”) requiring, due to the characteristics of the transaction (i.e. absence of minority shareholders in the controlled company and, consequently, of exchange ratio or change of the Company’s net equity), the dismissal of the obligations set forth under sections 2 and 12 of CVM Ruling No. 319/99 and the ratification of its understanding that the preparation of the valuation report required under section 264 of Law No. 6,404/76 would not be applicable. CVM issued a favorable opinion on the matter, being such opinion herein confirmed by the attending shareholders; and

                iv.     The Company’s Fiscal Council issued on September 11, 2014 an opinion favorable to the Merger approved herein.

5.7.       To authorize the Company’s executive officers to perform all other acts necessary for the consummation of Merger, including the termination of all registrations of Shertis with the competent federal, state and municipal bodies, safekeeping the accounting books of Shertis for the duration of the applicable legal term.

6.             Closing: With no further matters to be discussed, the present Minutes were drawn up in summary form and, after being read and acknowledged by all attending shareholders, were signed by the Presiding Board and all attending shareholders.

Signatures:  André Bergstein, Chairman;  Renata de Carvalho Fidale, Secretary; Company’s Executive Officers: Sandro Rogério da Silva Gamba and André Bergstein; Member of the Fiscal Council of the Company: Peter Edward Cortes Marsden Wilson; Representative of JVS Assessoria Empresarial Ltda.: Valdenez Silva; Shareholders: SANDRO ROGÉRIO DA SILVA GAMBA, ANDRÉ BERGSTEIN, POLO FUNDO DE INVESTIMENTO EM AÇÕES, POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, POLO AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES, POLO MACRO FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND LLC, CITIBANK N A ADR DEPARTMENT, BLACKWELL PARTNERS, LLC, THE PLATINUM MASTER PORTFOLIO LTD, NEW YORK LIFE INSURANCE COMPANY, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A S O V STAR F, ACADIAN EMERGING MARKETS EQUITY FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND, LLC, ADVANCED SERIES TRUST - AST RCM WORLD TRENDS PORTFOLIO, ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTF, AJO EMERGING MARKETS SMALL-CAP MASTER FUND, LTD, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENT FUNDS, CALIFORNIA PUBLIC

EMPLOYEES RETIREMENT SYSTEM, CF DV ACWI EX-U.S. IMI FUNDS, CITY OF FRESNO RETIREMENT SYSTEMS, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, CORNELL UNIVERSITY, DOW RETIREMENT GROUP TRUST, EATON VANCE COLLECTIVE INVEST TRUST F EMPL BENEF PL - E MKT EF, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FD, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FD B, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EM MKT F, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FD, MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INV FUND PLAN, MISSOURI LOCA GOVERNMENT EMPLOYEES RETIREMENT SYSTEM, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE I FD-LENDING, NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE I FD-NON LENDIN, ONTARIO PUBLIC SERVICE EMPLOYEES UNION PENSION TRUST FUND, ORBIS SICAV GLOBAL BALANCED SA FUND, ORBIS SICAV INTERNATIONAL EQUITY FUND, SCHWAB GLOBAL REAL ESTATE FUND, SKAGEN GLOBAL II VERDIPAPIRFOND, SKAGEN GLOBAL III VERDIPAPIRFOND, SKAGEN GLOBAL VERDIPAPIRFOND, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSGA MSCI EMERGING MKTS SMLL CP INDEX NON-LENDING CMMN T FD, STATE OF OREGON, STATE OF WISCONSIN INVESTMENT BOARD MASTER TRUST, STATE STREET BANK AND TRUST COMPANY INV FDS FOR TAX EX RT PL, STATE STREET BK & TR CO INV FD F TAX EX RET PL - MSCI E M S C I S L I, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA E E MEF, STATE STREET GLOBAL ADVISORS, CAYMAN LTD, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE WASHINGTON UNIVERSITY, UTAH STATE RETIREMENT SYSTEMS, VANGUARD FTSE ALL-WD EX-US SMALL-CP IDX FD, A SR OF VG INT EQ, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IDX F, VIRGINIA RETIREMENT SYSTEM, WASHINGTON STATE INVESTMENT BOARD and WHEELS COMMON INVESTMENT FUND.

I certify that the present minutes conform with the original drawn up in the proper book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 9, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer